Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

February 27, 2023

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$650 million 4.900% Senior Notes Due March 3, 2028

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$650 million
Trade Date:	February 27, 2023
Settlement Date (T+4):	March 3, 2023
Maturity Date:	March 3, 2028
Benchmark Treasury:	4.000% due February 29, 2028
Benchmark Treasury Yield and Price:	4.168%; 99-08
Spread to Treasury:	+75 basis points
Reoffer Yield:	4.918%
Coupon:	4.900%
Coupon Payment Dates:	Semi-annually on March 3 and September 3, commencing on September 3, 2023 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.921% plus accrued interest from March 3, 2023
Gross Spread:	0.350%
Net Proceeds (%):	99.571% plus accrued interest from March 3, 2023
Net Proceeds ($):	$647,211,500 plus accrued interest from March 3, 2023
CUSIP / ISIN:	24422EWV7 / US24422EWV72
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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